SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34426

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

November 26, 2021

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of November 2021. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on December 21, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-

6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

First Eagle Senior Loan Fund [File No. 811-22874]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 16, 2021, and September 17, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of approximately $872,000 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $7,836,833 for the purpose of paying outstanding payments to service providers.

Filing Dates: The application was filed on July 21, 2021, and amended on November 15, 2021.

Applicant's Address: andrew.morris@feim.com.

Gabelli Go Anywhere Trust [File No. 811-23035]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 28, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $21,170 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $221,497 for the purpose of paying outstanding expenses.

Filing Date: The application was filed on November 10, 2021.

Applicant's Address: Thomas.DeCapo@skadden.com.

Sound Point Floating Rate 2023 Target Term Fund [File No. 811- 23119]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on August 3, 2021, and amended on October 29, 2021.

Applicant's Address: wruberti@soundpointcap.com, mana.behbin@morganlewis.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary